

FOR IMMEDIATE RELEASE

CONTACT: Bobbie Volman
            MyMedicalRecords, Inc.
            (310) 476-7002, Ext. 2005
            bvolman@mmrmail.com

MMR INFORMATION SYSTEMS ENTERS INTO FIVE YEAR MARKETING PARTNERSHIP FOR MORE THAN ONE BILLION CONSUMER IMPRESSIONS

Company to Utilize Opt-In Database to Help Grow Its Consumer Subscription Base

Los Angeles, California (September 22, 2009) – MMR Information Systems, Inc. (OTC Bulletin Board: MMRF.OB) (the "Company"), which through its wholly-owned operating subsidiary, MyMedicalRecords, Inc. ("MMR") provides consumer-controlled Personal Health Records ("PHRs") (www.mymedicalrecords.com) and electronic safe deposit box storage solutions (www.myesafedepositbox.com), announced today that it has entered into a five year agreement (the "Agreement") to license an existing 80 million person direct marketing database of street addresses, cellular phone numbers, e-mail addresses and other comprehensive data (the "Database") with E-Mail Frequency, LLC (the "Licensor"). The Agreement allows the Company to market, through the use of the Database, its MyMedicalRecords Personal Health Record, MyEsafeDepositBox virtual vault, and MMRPro document management system to physicians and their patients. The Company will have access to a minimum of 20 million addresses per month and have rights to use the Database for traditional direct mail marketing, and e-mail and text mail marketing.

Under the terms of the Agreement, the Company, upon closing of the Agreement, will pay $250,000 to the Licensor as a one-time license fee in the form of restricted common stock plus a percentage of actual revenue from conversions to MMR product offers. All mailings will be done in accordance with all applicable regulations for postal compliant mail, e-mail, text marketing or other similar outbound direct marketing programs. Individuals who wish to unsubscribe from the list are immediately removed and the Licensor regularly scrubs undeliverable addresses to keep the Database current and accurate. Up to as many as five million new names are appended to the Database monthly, ensuring that MMR will have access to new prospects throughout the term of the Agreement. Under the terms of the Agreement, the Licensor also agrees not to allow any company that competes with MMR to utilize the Database list.

"This is a great marketing opportunity for the Company," said Robert H. Lorsch, Chairman and CEO of MMR Information Systems, Inc. "We believe this Agreement could potentially save us millions of dollars a year in direct response marketing costs to access and mail to this large of a database, particularly when you consider that we have the ability to select, test and rollout programs to specific market segments that would be most likely to respond to an offer for an MMR Personal Health Record, MyEsafeDepositBox or the MMRPro system. The Agreement will also allow the Company to mail segments of the list on behalf of MMR clients to support their marketing and sales of the Company's products. Just as important, the Agreement is structured so that MMR pays based only on actual revenue, which allows the Company to ensure the best possible ROI on marketing costs."

The Database is segmented by numerous demographic characteristics such as age, gender and income, including consumer and business addresses. The Database is also segmented into more than 80 different market and demographic segments. This segmentation will allow the Company to create targeted marketing messages to different groups focusing on the different benefits offered by the MMR products to that consumer or business segment. For instance, the MyMedicalRecords PHR and MyEsafeDepositBox services are available in both English and Spanish, and access to the Database is expected to maximize MMR's efficiency in addressing this critical market segment.

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 "We see Health IT as one of the most dynamic sectors in the marketplace. Participating in the growth of the MyMedicalRecords service offerings seemed to be a much more valuable opportunity for E-mail Frequency than selling selects from the list to competitive healthcare companies," said David Loftus, Managing Partner of E-mail Frequency.

About MMR Information Systems, Inc.

MMR Information Systems, Inc., through its wholly-owned operating subsidiary, MyMedicalRecords, Inc. ("MMR"), provides secure and easy-to-use online Personal Health Records ("PHRs") and electronic safe deposit box storage solutions, serving consumers, healthcare professionals, employers, insurance companies, unions and professional organizations and affinity groups. MyMedicalRecords enables individuals and families to access their medical records and other important documents, such as birth certificates, passports, insurance policies and wills, anytime from anywhere using the Internet. The MyMedicalRecords Personal Health Record is built on proprietary, patent-pending technologies to allow documents, images and voicemail messages to be transmitted and stored in the system using a variety of methods, including fax, phone, or file upload without relying on any specific electronic medical record platform to populate a user's account. The Company's newest offering, MMRPro, is designed to give physicians' offices an easy and cost-effective solution to digitizing paper-based medical records and sharing them with patients. MMR is an Independent Software Vendor Partner with Kodak to deliver an integrated turnkey EMR solution for small to mid-size physician practices. MMR clients include AFL-CIO, Alexian Brothers Hospital Network, Coverdell, LegalZoom, MedicAlert, Midwest Research Institute, NRA, Qvisory, XN Financial and others. MMR is also an integrated service provider on Google Health. To learn more about MMR Information Systems, Inc. visit www.mmrinformationsystems.com.

About E-Mail Frequency, LLC

E-mail Frequency, based in Los Angeles, California, develops direct marketing campaigns that can be individually tailored to focus on a variety of consumer profiles, including lifestyle, geographic segment, economic status, and other distinguishing factors. Managing Partner David Loftus has provided services to clients of all sizes, ranging from small-business owners to Fortune 500 organizations. The company's database, compiled from more than six years of strategic analysis, includes over 80 million business and residential consumers from unique demographic sectors. Records are used for traditional direct mail marketing, and e-mail and text mail marketing in compliance with all applicable regulations for postal compliant mail, e-mail, text marketing or other outbound direct marketing programs. For further information about E-mail Frequency, contact info@emailfrequency.com.

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